SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

RELEVANT NOTICE

US free translation

Net Serviços de Comunicação S.A. (“NET”), a publicly-held company with headquarters at Rua Verbo Divino nº 1.356 - 1º andar, in the City and State of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65, pursuant to Paragraph 4 of Art. 157 of Law 6.404/76, as amended, and CVM Instruction 358/02, as amended, hereby announces to its shareholders, the market, and other interested parties, the following Relevant Notice:

1. Objective. The purpose of this relevant notice is to announce the execution of agreements between NET and certain shareholders of VIVAX S.A. (“VIVAX”), where by NET will initially acquire a minority interest and subsequently acquire control of VIVAX.

2. Current Shareholder Structure of VIVAX. VIVAX is currently controlled by Brasil TV a Cabo Participações S.A. (“BTVC”), a privately-held company controlled by Mr. Fernando Norbert. One of VIVAX’s minority shareholders is Horizon Telecom International LLC (“HTI”), whose partners are private investors, as minority shareholders. HTI currently holds 36.7% of VIVAX, 14.6% of which directly and 22.1% indirectly, through its minority interest in BTVC, as shown in the chart below.

3. Executed Agreements. On October 11, 2006, NET and HTI entered into a Share Purchase Agreement for the acquisition of HTI’s shareholdings direct and indirect in VIVAX (“Acquisition of Minority Interest”). On that same date, NET, Sr. Fernando Norbert and BTVC entered into a Share Purchase Agreement, envisaging the Acquisition of Control of VIVAX by NET, currently held by BTVC (“Acquisition of Control”). These two acquisitions (“Acquisitions”) shall be implemented in two different stages, as the Acquisition of Control, will require the approval of the relevant regulatory bodies.

Upon the Acquisition of Control, VIVAX’s remaining shareholders shall have the right, pursuant to the legal and statutory dispositions, to receive shares in NET, according to the alternatives set forth in item 4.2 below. All VIVAX shareholders shall be granted equal conditions, independently of the number and class of shares held. As approved by the Companies’ Boards of Directors and based on market prices and economic valuation, VIVAX shareholders shall receive 0.5678 of a preferred NET share for each VIVAX share. Each VIVAX Unit comprises three shares, two preferred shares and one common share.

4. Stages of the Transaction.

4.1. Acquisition of Minority Interest. The Acquisition of the Minority Interest contemplates the transfer by HTI of all its VIVAX and BTVC shares, through a contribution in kind as part of NET’s capital increase, as detailed in item 4.1.1. At the conclusion of this stage, HTI shall receive NET preferred shares. In case NET minority shareholders exercise their preemptive rights, proceeds will be transferred to HTI. In this scenario, the number of shares will be reduced and a combination of NET preferred shares and cash will be presented. As result of this process, NET will become a minority shareholder of VIVAX and BTVC. Mr. Fernando Norbert, indirectly through BTVC, will continue to control Vivax.

4.1.1. Capital Increase for the Acquisition of Minority Interest. NET’s capital increase for the Acquisition of the Minority Interest shall take place through the issuance of common and preferred shares. Minority shareholders will be able to exercise their preemptive rights. The capital increase contemplates the issuance of 1,355,713 common shares, which shall be paid in cash, and 23,010,140 preferred shares, which shall be paid in (i) VIVAX and BTVC shares held by HTI and (ii) cash by NET’s remaining shareholders through the exercise of their preemptive rights. Globo Comunicação e Participações S.A. (“Globo”), Embratel Participações S.A. (“Embratel”) and their respective subsidiaries holding shares in NET (“Subsidiaries”) have agreed to assign to HTI their preemptive rights in respect to the preferred shares. In exchange, Globo and Embratel were granted an option to purchase NET shares in case HTI decides to sell its shares. This transaction does not change control of NET.

The table below shows NET’s shareholder structure following the capital increase for the Acquisition of the Minority Interest, assuming NET’s minority shareholders do not exercise their preemptive rights.

4.2. Acquisition of Control. The Acquisition of Control is subject to the prior approval of the Brazilian National Telecommunications Agency – ANATEL. The Acquisition of Control contains a condition precedent and will only become effective after the approval of ANATEL. Upon ANATEL’s approval, NET will have the right to execute the second acquisition, under one of the alternatives described in items 4.2.1. and 4.2.2. After the conclusion of this stage, control of VIVAX will be transferred to NET. Mr. Fernando Norbert shall receive NET preferred shares. As minority shareholders may exercise their preemptive rights, a combination of NET preferred shares and cash may occur.

4.2.1. Merger of Shares. The Acquisition of Control may be implemented through the merger of all of VIVAX’s shares into the capital of NET, with the conversion of VIVAX into a wholly-owned subsidiary of NET (“Merger of Shares”). In this case, NET and VIVAX’s management shall enter into a Merger Protocol, whereby the Merger of Shares shall be approved by VIVAX and NET’s shareholders at the Companies’ respective General Shareholders’ Meetings. Dissenting shareholders shall be granted withdrawal rights, in accordance with the dispositions of Brazilian law.

4.2.2. Direct Acquisition through Payment in Kind with VIVAX Shares. Alternatively to the Merger of Shares, Mr. Fernando Norbert may transfer all of his VIVAX shares to NET, through a contribution in kind, as part of a capital increase whereby NET will issue only preferred shares. NET’s shareholders will be granted preemptive rights, in accordance with their share of NET’s total capital. Globo, Embratel and their respective Subsidiaries have agreed to assign to Mr. Fernando Norbert their preemptive rights.

4.2.2.1. Mandatory Tender Offer for Change of Control. Upon the closing of the Direct Acquisition through payment in kind with VIVAX Shares, NET will launch a tender offer to acquire all the outstanding VIVAX shares (MTO). VIVAX shareholders will be offered to exchange each of their common or preferred shares for 0.5678 preferred share issued by NET. Should VIVAX shareholders’ tender, NET will effect a new capital increase in accordance with the dispositions of Brazilian law.

The table below shows NET’s shareholder structure following the Acquisition of Control, assuming that NET’s minority shareholders do not exercise their preemptive rights.

5. Operational Data.

5.1. NET. NET is the largest cable operator in Brazil through its operating subsidiaries in the States of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Pernambuco and Distrito Federal. NET also offers broadband internet connection.

5.2. VIVAX. VIVAX, through its operating subsidiaries, is the second cable operator, in numbers of subscribers and one of the main broadband internet connection providers in the States of São Paulo, Rio de Janeiro and Amazonas.

6. Additional Operational Data – As of June 30, 2006.

6.1. NET. NET has approximately 1,662.0 thousand connected Pay TV subscribers and 532.2 thousand broadband subscribers. NET, through a commercial agreement with Embratel, extends its infrastructure to provide fixed line telephony service to 49.3 thousand voice subscribers (Net Fone via Embratel). NET’s network covers approximately 7.2 million homes with 36,013 Km, of which 26% have 750 MHz capability or above, 59% 550 MHz and 15% 450 MHz.

6.2. VIVAX. VIVAX has approximately 312.7 thousand connected Pay TV subscribers and 106.2 thousand connected broadband subscribers. VIVAX’s network covers approximately 1.2 million homes with 8.745 Km, of which 60% have 870 MHz capability, 11% 750 MHz and 29% 550 MHz.

7. Financial Data as of June 30, 2006 according to BR GAAP.

7.1. NET. NET’s Net Revenues reached to R$ 905.0 million and Earnings Before Interests, Taxes, Depreciation and Amortization (“EBITDA”) was R$ 242.3 million. By the end of first half of 2006, NET had a Net Debt of R$ 392.3 million.

7.2. VIVAX. VIVAX’s Net Revenues reached R$ 155.4 million and EBITDA posted R$ 64,0 million. VIVAX had a Net Debt of R$ 130.0 million.

8. Merger Consequences. Taking into account Acquisition of Control, 100% consolidation of VIVAX and no synergies, NET would have the following operational and financial data:

As of June30, 2006 – Pro Forma

Homes Passed (million)	8.4
Cable Subscribers (thousand)	1,974.7
Broadband Subscribers (thousand)	638.4
Voice Subscribers (thousand)	49.3
Net Revenues 6M06 (in R$ million)	1,060.4
EBITDA 6M06 (in R$ million)	306.3
EBITDA Margin	28.9%
Net Debt over EBITDA (1H06 annualized)	0.85x

9. Benefits of the Acquisition - Considering the effectives of the Acquisition of Control, NET will increase its operational geographical area and will manage a network that currently covers approximately 8.4 million homes in the most prosperous areas of the country. The major transaction benefits are highlighted below:

  Strengthening of Broadband Platform with an additional bidirectional network in important markets in the State of São Paulo;
  Opportunity to increase Pay TV ARPU by offering Globosat content under attractive conditions and launching of NET’s digital platform in markets covered by VIVAX;
  Gains of scale in the medium term, through cost reduction of per client maintenance and operations costs, besides operating leverage;
  Since NET and VIVAX operations overlap only in Santos (i.e. 1 out of the 78 cities in operation), operational and financial synergies are expected;
  Better positioning amongst current and potential new competitors; and
  Increase of NET free float and liquidity, through the migration of VIVAX shareholders.

10. Approval by Authorities. The execution of the Acquisition of Control is subject to ANATEL approval. In addition, NET and VIVAX will take all the necessary measures in order to proceed with the notifications to the Brazilian Antitrust Authorities, in accordance with Brazilian law.

Goldman Sachs acted as advisor for NET in connection with this transaction.

NET will keep its shareholders, the market and whoever else is interested in aware of developments of the transaction.

São Paulo, October 12, 2006.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.